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January 24, 2007
VIA EDGAR
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Re:	Coconut Palm Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 File No. 333-137386 Amendment filed December 1, 2006
Dear Mr. Reynolds:
     Reference is made to the Staff’s letter dated January 12, 2007 in the referenced matter. This response letter is solely for the purpose of responding to Comment No. 1 of the Staff’s letter. The remaining comments will be addressed in separate correspondence to accompany the filing of Amendment No. 2 to the Registration Statement on Form S-4.
     Please note that for the Staff’s convenience we have recited the comment below and provided the Company’s response to the comment immediately thereafter.
General
We have reviewed your November 22, 2006 letter addressing our prior comment 1 in which you discuss, but don’t fully develop, two related, but distinct, issues. The first issue is whether, as a matter of state law, a subsequent shareholder vote is required and desirable to the company and its shareholders. As we deem this a matter of state corporate law — an

Mr. John Reynolds
January 24, 2007

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area outside our regulatory purview, we will defer to your judgment that a second vote is required. The second issue is, however, fundamental to federal securities regulation. This issue is, whether the initial shareholder vote represented an investment decision under Rule 145, such that the company’s offer and sale of securities must either be pursuant to an exemption from registration or within the timing and framework established by Section 5 of the Securities Act. After reviewing your response, we do not believe that the company has appropriately developed a legal and factual argument supporting its registration on Form S-4. Accordingly, we reissue our prior comment below with the following requests and observations: (1) in framing your analysis, please ensure that you separately discuss offers and sales of securities as they relate to Section 5; (2) we note your response acknowledges that the initial vote took place prior to the company’s filing of the registration statement; (3) please advise us of the number, and status, of all of the target shareholders by relevant class. Our prior comment was:
We note disclosure throughout your document indicating that EBC and its shareholders approved the merger agreement in a June 15 shareholder vote. We further note that a lawsuit has been filed against EBC and its board with relation to the proxy furnished in connection with this shareholder vote. However, it appears that an investment decision has already been made by the shareholders of EBC. Thus, it does not appear that the company could register the transaction on Form S-4, but should rather file a proxy statement on Schedule 14A. Please advise. Also, please discuss whether the company had a valid exemption from registration when offering the securities and, if not, please analyze the company’s potential liability under Section 5. In this regard, an analysis of the nature and number of shareholders whose vote was sought and the information provided to them is warranted. In addition, if applicable, please add a risk factor discussing the company’s potential liability. Further, it appears that a condition to the transactions is that you have filed with the SEC a registration statement. If it is determined that an investment decision has been made, preventing you from consummating this transaction on a Form S-4, clarify if the condition can be waived.
Company Response
     In addition to its supplemental correspondence dated November 22, 2006, the Company responds to Comment No. 1 as follows.
     We have been advised that a revote of the merger proposal is required under Arkansas state law because prior to a definitive vote on the merger the Equity Broadcasting Corporation (“EBC”) shareholders must be advised of (i) developments regarding the commencement and settlement of the shareholder lawsuit challenging the merger, and any necessary amendments to the merger agreement or any related agreements, and (ii) the material amendment of the Agreement and Plan of Merger on September 14, 2006 to increase the number of directors of the surviving corporation in

Mr. John Reynolds
January 24, 2007

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the merger. We believe that the amendment is material in nature and requires that the merger agreement, as amended, be resubmitted for approval by the EBC shareholders. We have also been advised that under Arkansas state law the EBC shareholder vote at the meeting to be held after the effectiveness of the Form S-4 will replace the initial vote, which was taken on June 15, 2006.
     With regard to the issue of whether the initial vote on June 15, 2006 represented an investment decision under Rule 145, the subsequent amendment to the merger agreement and decision of the Board of Directors of EBC to convene a second meeting has rendered ineffective any taken action in connection with the initial vote, even if the Staff determines that the initial meeting was an offer and/or investment decision prior to the filing of a registration statement. The EBC shareholders were clearly notified that the merger would be revoted after the effective date of the Form S-4. None of the EBC shareholders has been harmed or compromised in any way. A full opportunity will be given to such shareholders to make an investment decision regarding the merger after the effective date of the Form S-4.
     With regard to the Staff’s inquiry as to the nature and number of EBC shareholders, please be advised that EBC has approximately 400 shareholders, at least 35 of whom are non-accredited. Accordingly, it is not practical to characterize the June 15 events as a private placement under Section 4(2) or Regulation D. Therefore, the Company believes that the transaction must proceed as a registered offering.
     In analyzing whether the merger is capable of being registered on Form S-4, Rule 155 under the Securities Act of 1933 is instructive. Rule 155, a non-exclusive safe harbor, allows a transaction originally commenced as a private placement to be abandoned and followed by a registered offering. While there was no attempt to conduct a private placement in connection with the initial EBC shareholder meeting, the Company believes that the provisions of Rule 155(b) are nonetheless useful in analyzing the Section 5 issues in connection with the merger. Rule 155(b) states that a private offering will not be considered part of an offering for which the issuer later files a registration statement if:
     1. No securities were sold in the private offering;
     2. The issuer and any person(s) acting on its behalf terminate all offering activity in the private offering before the issuer files the registration statement;
     3 The Section 10(a) final prospectus and any Section 10 preliminary prospectus used in the registered offering disclose information about the abandoned private offering ... ; and
     4 The issuer does not file the registration statement until at least 30 calendar days after termination of all offering activity in the private offering ... .

Mr. John Reynolds
January 24, 2007

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     While Rule 155 is not directly applicable to the present situation because there is technically no abandonment of a private placement, its logic and the application of a cooling off period are helpful. The initial EBC shareholder meeting and the subsequent actions of the Company and EBC fit conceptually within the confines of Rule 155, due to the following factors:
     1. No securities were sold to EBC shareholders, due to the fact that the initial shareholder vote will be superseded by a second shareholder vote;
     2. The Company and EBC terminated all offering activity before the Company filed the registration statement, as evidenced by the fact that no meaningful correspondence that could be deemed offering activity took place after the initial EBC shareholder meeting on June 15, 2006. The only correspondence that occurred was a letter from EBC dated June 20, 2006, which merely informed shareholders of the commencement of the shareholder litigation regarding the merger.
     3. The Section 10(a) final prospectus and any Section 10 preliminary prospectus used in the registered offering will disclose relevant information about the abandoned private offering; and
     4. The Company did not file the Form S-4 registration statement until at least 30 calendar days after termination of all offering activity in the private offering, as evidenced by the fact that no meaningful correspondence that could be deemed offering activity took place after the initial EBC shareholder meeting on June 15, 2006.
     Even if the Staff were to determine that Rule 155 is not applicable, under a six-month cooling off period analysis, which has traditionally been applied by the Staff to gun jumping cases, a substantial cooling off period of nearly six months will have elapsed from the time that it was determined that a second vote is required to the time that the merger will be submitted to EBC shareholders after the Form S-4 is declared effective. The mere filing of the Form S-4 wrap pages around the Company’s proxy statement, which historically was often done at the conclusion of the Staff’s review process, should not impede the running of the cooling off period described above. The cooling off period should run from that point until the Company’s filing clears the Staff comment process and is declared effective. Absolutely no offering activity has taken place or will take place during this period of time. To impose a further cooling off period would be inequitable and would do nothing to ensure further protection of the EBC shareholders.

Mr. John Reynolds
January 24, 2007

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     In conclusion, the Company respectfully requests the Staff’s concurrence that it should be allowed to conclude the EBC merger transaction by registering the shares to be offered on a Form S-4 registration statement. The Company would appreciate the opportunity to further explore these views with the appropriate members of the Staff to reach a final conclusion on this issue.
     If you have any questions, please call Scot O’Brien at (202) 393-5959 or the undersigned at (305) 374-5600.

Very truly yours, AKERMAN SENTERFITT Bradley D. Houser